January 15, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (412) 705-2194

James E. Rohr
Chief Executive Officer
PNC Financial Services Group Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

> **Re:** **PNC Financial Services Group, Inc.**
> **Definitive 14A**
> **Filed, 2007**
> **File No. 01-9718**

Dear Mr. Rohr:

We have reviewed your response letter dated October 26, 2007 and have the following comment. Please respond to our comment by January 29, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 27

1. In your response to prior comment 5 you state that you will "discuss and explain" your targets for 2007 compensation in your 2008 proxy. You then provide supplemental analysis of 2006 targets. Please confirm that you will provide analysis of 2007 targets, including the actual targets and your actual performance, in your 2008 proxy.

   Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel